UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

APPLE HOSPITALITY REIT, INC.
(Name of Subject Company)

APPLE HOSPITALITY REIT, INC.
(Names of Persons Filing Statement)

Common Shares
(Title of Class of Securities)

03784Y 101
(CUSIP Number of Class of Securities)

Justin G. Knight
President and Chief Executive Officer
Apple Hospitality REIT, Inc.
814 East Main Street
Richmond, Virginia 23219
(804) 344-8121
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Paul D. Manca, Esq.
Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, District of Columbia  20004
(202) 637-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements Item 6 and Item 8 of the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2015 (the “Schedule 14D-9”) by Apple Hospitality REIT, Inc., a Virginia corporation (the “Company”), relating to the tender offer by Coastal Realty Business Trust (the “Bidder”) to purchase up to 1,500,000 of the outstanding common shares, no par value (the “Common Shares”), of the Company at a price equal to $7.50 per Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of the Tender Offer Statement Schedule TO by the Bidder with the SEC on March 18, 2015. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant in this Amendment.

Item 6. Interest in Securities of the Subject Company.

Item 6 of the Schedule 14D-9 is hereby amended and supplemented with the following information:

Redemption of Common Shares

On April 20, 2015, the Company redeemed 446,304 Common Shares from certain shareholders  pursuant to the Company’s share redemption program at a price of $9.20.

Listing and Related Matters

On April 23, 2015, the Company announced in a letter to shareholders the following:

•
Intention to List Common Shares on the NYSE.  The company announced that its Board of Directors, upon consultation with its financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated, determined that it is in the best interest of the Company to proceed to pursue a listing of the Company’s Common Shares on a national securities exchange to provide shareholders with a liquidity option. Accordingly, the Company intends to file an application to list its common shares on the New York Stock Exchange (the “NYSE”) under the symbol “APLE” and anticipates that its Common Shares will be listed on such exchange on or about May 18, 2015 (the “Listing”).  Completion of the Listing is subject to final approval by the NYSE.  There can be no assurance that the Company’s Common Shares will be listed on the NYSE.

•
Tender Offer.  The Company also announced that, in connection with the Listing, the Company expects to commence a modified “Dutch Auction” tender offer (the “Tender Offer”) to purchase up to $200 million of its Common Shares. If the Tender Offer is commenced, the Company expects to allow shareholders to tender all or a portion of their Common Shares, but if the Tender Offer is oversubscribed, Common Shares would be accepted on a pro rata basis. The Company intends to select the lowest price, within an anticipated range of $19.00 to $21.00 (such amounts having been adjusted to take into account the previously disclosed 50% reverse share split to become effective immediately prior to, but subject to the effectiveness of, the Listing, or $9.50 to $10.50 pre-reverse split) per share net to the tendering shareholder in cash, less any applicable withholding taxes and without interest, which would allow the Company to purchase up to the full $200 million of its Common Shares. The Company anticipates funding the Tender Offer and all related fees and expenses from the Company’s credit facility. If the Company commences the Tender Offer, the full details will be included in an offer to purchase, and related materials which will become available to all shareholders promptly following commencement of the Tender Offer and filed with the Securities and Exchange Commission (the “SEC”) in accordance with applicable securities laws. Until such time as the Company commences the Tender Offer, there can be no assurances that the Company will in fact commence the Tender Offer or any other tender offer for the Company’s Common Shares.

•
Repurchase Program.  The Company announced that its Board of Directors has authorized a share buyback program of up to $500 million of the Company’s Common Shares following completion of the Listing and the Tender Offer.  Repurchases may be made in the open market, through 10b5-1 programs or in privately negotiated transactions. If and when the share buyback program is commenced, the timing of share repurchases and the number of Common Shares to be repurchased will depend upon prevailing market conditions and other factors.  The Company currently expects to implement and announce the buyback program after completion of the Tender Offer and further details regarding the buyback program will be made available before the program is implemented.  However, there can be no assurances that the Company will in fact commence the repurchase program.

•
Changes to Monthly Distributions.  The Company announced that, as a publicly traded company, it intends to continue to pay distributions on a monthly basis.  On April 23, 2015, the Company’s Board of Directors, in anticipation of the Listing, authorized a monthly distribution at an annual rate of $1.20 (equivalent to $0.60 pre-reverse split) per common share. This new distribution rate will be payable effective with the planned June 15, 2015 distribution to shareholders of record at the close of business on May 29, 2015. The Company’s Board of Directors, in consultation with management, will continue to regularly monitor the Company’s distribution rate relative to the performance of its hotels, capital improvement needs, varying economic cycles, acquisitions and dispositions, and may make adjustments as determined to be prudent in relation to other cash requirements of the Company.

This Amendment is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The Tender Offer will be made only pursuant to an offer to purchase and related materials the Company intends to distribute to its shareholders and file with the SEC.  The full details of the tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase and other related materials, which the Company will publish, send or give to shareholders at the commencement of the Tender Offer. Shareholders are urged to read carefully the offer to purchase and other related materials when they become available because they contain important information, including the terms and conditions of the Tender Offer. Shareholders may obtain free copies of the offer to purchase, the letter of transmittal and other related materials after they are filed by the Company with the SEC at the SEC’s website at www.sec.gov.  In addition, shareholders will be able to obtain free copies of the Company’s filings with the SEC from the Company’s website at www.applehospitalityreit.com.

Notice of Termination of Share Redemption Program

Also in connection with the Listing and the Tender Offer, on April 23, 2015, the Company’s Board of Directors approved the termination of the Company’s share redemption program.  The Company has processed all of the requests received under the limited share redemption program through the first quarter of 2015 and will not process further requests.

Notice of Termination of Dividend Reinvestment Plan

In addition, in connection with the planned Listing and the Tender Offer, on April 23, 2015, the Company’s Board of Directors approved the termination of the Company’s dividend reinvestment plan.  The plan had been suspended since the Company announced the suspension on June 27, 2013.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented with the following information:

Certain statements contained in this Amendment other than historical facts may be considered forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are typically identified by use of terms such as “may,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “target,” “goal,” “plan,” “should,” “will,” “predict,” “potential,” and similar expressions that convey the uncertainty of future events or outcomes. Such statements, including statements regarding the timing or certainty of the NYSE listing, tender offer, change in distribution rates and possible share buyback program,  involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the ability of the Company to effectively acquire and dispose of properties; the ability of the Company to implement its operating strategy; the ability of the Company to provide liquidity opportunities for its shareholders, including a listing on a national securities exchange; changes in general political, economic and competitive conditions and specific market conditions; adverse changes in the real estate and real estate capital markets; financing risks; the outcome of current and future litigation; regulatory proceedings or inquiries; and changes in laws or regulations or interpretations of current laws and regulations that impact the Company’s business, assets or classification as a real estate investment trust. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this Amendment will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the results or conditions described in such statements or the objectives and plans of the Company will be achieved. In addition, the Company’s qualification as a real estate investment trust involves the application of highly technical and complex provisions of the Internal Revenue Code. Readers should carefully review the Company’s financial statements and the notes thereto, as well as the risk factors described in the Company’s filings with the SEC, including, but not limited to, in the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 6, 2015 (incorporated herein by reference). Any forward-looking statement that the Company makes speaks only as of the date of this Amendment. The Company undertakes no obligation to publically update or revise any forward-looking statements or cautionary factors, as a result of new information, future events, or otherwise, except as required by law.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Date: April 23, 2015

	By:	/s/ David P. Buckley
Name: David P. Buckley
Title: Executive Vice President and Chief Legal Counsel